SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              DATED April 29, 2003

                               -------------------

                        Commission File Number: 001-14666

                               -------------------

                            ISPAT INTERNATIONAL N.V.
             (Exact name of registrant as specified in its Charter)

                               -------------------

                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)




          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F X                       Form 40-F
                         ---                               ---

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Yes                                        No   X
                   ---                                         ----

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Yes                                        No   X
                   ---                                         ----

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                                        No   X
                   ---                                         ----

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                  ----

               [ISPAT INTERNATIONAL N.V. LOGO] [GRAPHIC OMITTED]
                             Member of The LNM Group


NEWS RELEASE

For Immediate Release:  Rotterdam, April 29, 2003

                        Ispat International N.V. Reports
                           FIRST QUARTER 2003 results

Ispat International N.V., (NYSE: IST US; AEX: IST NA), today reported a net income of $51 million or 41 cents per share for the first quarter of 2003 as compared to a net loss of $39 million or negative 32 cents per share for the first quarter of 2002.

Consolidated sales(1) and operating income for the first quarter were $1.3 billion and $75 million, respectively, as compared to $1.1 billion and an operating loss of $9 million, respectively, for the first quarter of 2002. The Company achieved a 15% increase in steel shipments to 3.8 million tons, as compared to 3.3 million tons shipped in the same period last year.

Net debt(2) at the end of first quarter was $2.2 billion. Capital expenditure for first quarter of 2003 totaled $19 million. At March 31, 2003 the Company's consolidated cash, cash equivalents and short-term liquid investments totaled $71 million. The Company also had approximately $285 million available to it under various undrawn lines of credit and bank credit arrangements(3).

Ispat International N.V. is one of the world's largest steel producers, with major steelmaking operations in the United States, Canada, Mexico, Trinidad, Germany and France. The Company produces a broad range of flat and long products with majority of its sales in North American Free Trade Agreement (NAFTA) participating countries and the European Union (EU) countries. Ispat International is a member of The LNM Group.




This news release contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations whereas actual results may differ. Among the factors that could cause actual results to differ are the risk factors listed in the Company's most recent SEC filings.

For further information, visit our web site: http://www.ispat.com, or call:

Ispat International Limited                 Citigate Dewe Rogerson
T.N. Ramaswamy                              John McInerney
Director, Finance                           Investor Relations
+ 44 20 7543 1174/+31 10 282 9471           + 1 212 419 4219

------------------------

1 Sales include freight and handling costs and fees as per EITF Issue No. 00-10. 2 Long Term Debt, Payables to Bank and Current Portion of Long Term Debt less Cash and Cash Equivalents
3 Corresponding exercisable limits are lower, which are based on the level of inventory/receivable

                             CONSOLIDATED FINANCIAL
                      & OTHER INFORMATION AS PER U.S. GAAP

--------------------------------------------------------------------------------
                                                      For the Quarter Ended
                                                             March 31,
In millions of U.S. Dollars, except shares
outstanding, earnings per share and other data
                                                         2003         2002
                                                      (Unaudited)  (Unaudited)
Statement of Income Data
Sales                                                     $ 1,328      $ 1,065
Costs and expenses:
   Cost of sales (exclusive of depreciation
      shown separately below)                               1,167          997
   Depreciation                                                45           43
   Selling, general and administrative                         41           34
                                                      ------------ ------------
                                                            1,253        1,074
Operating income (loss)                                        75          (9)
Operating margin                                             5.6%       (0.8%)
Other income (expense) - net (1)                               20           12
Financing costs:
   Interest (expense)                                        (44)         (47)
   Interest income                                              3            1
   Net gain (loss) from foreign exchange                        6          (3)
                                                      ------------ ------------
                                                             (35)         (49)
Income (loss) before taxes                                     60         (46)
Income tax expense (benefit):
   Current                                                      4            2
   Deferred                                                     3          (9)
                                                      ------------ ------------
                                                                7          (7)
Net income (loss) before change in
   accounting principle                                        53         (39)
 Cumulative effect of change in
   accounting principle(2)                                     (2)           -
                                                      ------------ ------------
Net income (loss)                                               51         (39)
                                                      ------------ ------------
Basic and diluted earnings per common share                $  0.41     $ (0.32)
Weighted average common shares outstanding
   (in millions)                                               124          122

Other Data
Total shipments of steel products
   (thousands of tons) (3)                                   3,832        3,335

--------------------------------------------------------------------------------
(1) Includes gain of $13 million in 2003 ($14 million in 2002) on account of purchase of own bonds at discount from the market.
(2) Net impact due to adoption of SFAS 143 related to asset retirement obligation at Minorca Mine as explained later.
(3) Total shipments include inter-company shipments.

                   CONSOLIDATED BALANCE SHEETS UNDER U.S. GAAP

--------------------------------------------------------------------------------
                                                          As at
                                               March 31,          December 31,
In millions of U.S. Dollars                      2003                2002
                                             (Unaudited)          (Audited)
ASSETS
Current Assets:
   Cash and cash equivalents                       $   71              $   77
   Trade accounts receivable - net                    505                 529
   Inventories                                        915                 873
   Prepaid expenses and other                         113                  95
   Deferred tax assets                                 39                  38
                                                 --------              -------
   Total Current Assets                             1,643               1,612

Property, plant and equipment - net                 3,031               3,035
Investments in affiliates and Joint Ventures          254                 257
Deferred tax assets                                   437                 438
Intangible pension assets                              85                  84
Other assets                                           83                  86
                                                 --------              -------
Total Assets                                        5,533               5,512
                                                 ========              =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Payable to banks                                   126                 137
   Current portion of long term debt                  143                 125
   Trade accounts payable                             603                 607
   Accrued expenses and other liabilities             365                 377
   Deferred tax liabilities                            29                  28
                                                 --------              -------
   Total Current Liabilities                        1,266               1,274

Long-term debt                                      1,978               2,022
Deferred tax liabilities                               67                  69
Deferred employee benefits                          1,897               1,881
Other long-term obligations                           138                 138
                                                 --------              -------
Total Liabilities                                   5,346               5,384
Shareholders' equity:
   Common shares                                        7                   7
   Additional paid-in capital                         482                 484
   Retained earnings                                  186                 141
   Cumulative other comprehensive income            (488)               (504)
                                                 --------              -------
Total Shareholders' equity                            187                 128
                                                 --------              -------
Total Liabilities and Shareholders' Equity          5,533               5,512
                                                 ========              =======

--------------------------------------------------------------------------------

             CONSOLIDATED STATEMENTS OF CASH FLOWS AS PER U.S. GAAP
--------------------------------------------------------------------------------
                                                        For the Quarter Ended
                                                              March 31,

In millions of U.S. Dollars                               2003         2002
                                                       (Unaudited)  (Unaudited)
Operating activities:
Net income (loss) before change in
   accounting principle                                 $  53      $  (39)
 Cumulative effect of change in
   accounting principle                                   (2)            -
Net income (loss)                                          51         (39)
Adjustments required to reconcile net
   income to net cash
Provided from operations:
   Depreciation                                            45           43
   Deferred employee benefit costs                          6            -
   Net foreign exchange loss (gain)                       (4)          (1)
   Deferred income tax                                      3          (9)
   Undistributed earnings from joint ventures            (15)            -
   Other                                                  (5)          (5)
Changes in operating assets and liabilities:
   Trade accounts receivable                               23         (63)
   Inventories                                           (26)           76
   Prepaid expenses and other                            (32)           12
   Trade accounts payable                                (19)           25
   Accrued expenses and other liabilities                   4            9
--------------------------------------------------------------------------------
Net cash provided by operating activities                  31           48
--------------------------------------------------------------------------------
Investing activities:
   Purchase of property, plant and equipment             (19)         (14)
   Proceeds from sale of assets and investments            18            5
   including affiliates and joint ventures
   Investments in affiliates and joint ventures            11            3
--------------------------------------------------------------------------------
Net cash provided (used) by investing activities           10          (6)
--------------------------------------------------------------------------------
Financing activities:
   Proceeds from payable to banks                         716          417
   Proceeds from long-term debt                            38          114
   Payments of payable to banks                         (742)        (442)
   Payments of long-term debt                            (58)        (139)
   Purchase of treasury stock                             (2)            -
   Sale of treasury stock                                   -            1
--------------------------------------------------------------------------------
Net cash used by financing activities                    (48)         (49)
--------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents      (7)          (7)
Effect of exchange rate changes on cash                     1            1
Cash and cash equivalent:
   At the beginning of the period                          77           85
   At the end of the period                             $  71        $  79
--------------------------------------------------------------------------------

            Analysis of Results of Operations and Financial Condition

This is not Management Discussion and Analysis (MD&A). The MD&A, as an annual document is filed as part of the Company's annual report (Form 20F) under Item 5
- Operating and Financial Review and Prospects.

The summary consolidated financial and other information, including the accounts of Ispat International N.V. and its consolidating subsidiaries have been prepared in accordance with U.S. GAAP. All material inter-company balances and transactions have been eliminated. Total shipments of steel products include inter-company shipments. All references to 'Sales' include freight and handling costs and fees as per EITF Issue No. 00-10. All references to 'Net Sales' exclude freight and handling costs and fees.

The term 'ton' as discussed herein refers to short ton and the term 'tonne' used herein refers to metric tonne. All references to iron ore pellets, direct reduced iron ('DRI') and scrap are in tonnes, and all references to steel products are in tons. The term 'steel products' as used herein refers to semi-finished and finished steel products and excludes DRI.

All references to Ispat International' are to 'Ispat International N.V.'; to 'Ispat Inland' are to Ispat Inland Inc.; to 'Imexsa' or 'Ispat Mexicana' are to Ispat Mexicana, S.A. de C.V.; to 'Ispat Sidbec' are to Ispat Sidbec Inc.; to 'Caribbean Ispat' are to Caribbean Ispat Limited; to 'Ispat Europe Group' are collectively to Ispat Hamburger Stahlwerke GmbH ('IHSW'), Ispat Stahlwerk Ruhrort GmbH ('ISRG'), Ispat Walzdraht Hochfeld GmbH ('IWHG'), Ispat Unimetal S.A., Trefileurope and SMR.

The Company has made, and may continue to make, various forward-looking statements with respect to its financial position, business strategy, projected costs, projected savings, and plans and objectives of management. Such forward-looking statements are identified by the use of the forward-looking words or phrases such as 'anticipates', 'intends', 'expects', 'plans', 'believes', 'estimates', or words or phrases of similar import. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, and the statements looking-forward beyond 2002 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those anticipated in the forward-looking statements.

First Quarter 2003 Compared with First Quarter 2002

Results of Operations

Revenue:
Sales increased by 25% from $1,065 million in the first quarter of 2002 to $1,328 million in 2003.

The Company uses Net Sales numbers for managing its business. All the analyses presented here onwards are based on Net Sales numbers.

Total steel shipments increased by 15% to 3.8 million tons from 3.3 million tons. Net Sales(1) went up during the same period from $1,016 million to $1,268 million, an increase of 25%. This increase reflects the generally improved market conditions at our main markets.

Ispat Mexicana, Ispat Sidbec and Caribbean Ispat continued to achieve improvements in both volume and selling prices. At Ispat Inland, higher selling prices were offset in part by lower shipments. At Ispat Europe, there was an increase in the steel shipments while the selling prices in Euro were marginally higher. Further, the appreciation of Euro against the US Dollar by 22% contributed to increase in Net Sales at Ispat Europe.

----------------------------------------
1 Net Sales exclude freight and handling costs and fees charged to customers. Sales for the first quarter 2003 and 2002 included an amount (in million) of $60 and $49 respectively for freight and handling costs and fees billed to customers.

The following table gives a summary of key sales numbers:

----------------------------------------------------------------------------------------------------
Subsidiary                        Net Sales(2)                           Changes in
                                                          ------------------------------------------
                                Q1 2003      Q1 2002      Net Sales      Shipment      Selling Price
                               ---------    ---------     ---------      --------      -------------
                               $ Million    $ Million         %              %               %
                               ---------    ---------         -              -               -
Ispat Inland                      536          512            5            (10)             16
Ispat Mexicana                    194           89          118             72              28
Ispat Sidbec                      137          114           20              5              10*
Caribbean Ispat - Steel            57           36           58             46               9
Caribbean Ispat - DRI              36           38           (5)           (13)              8
Ispat Europe Group                334          256           30              6               1*
----------------------------------------------------------------------------------------------------

* For Ispat Sidbec and Ispat Europe Group Change in Net Selling Price are shown in C$ and Euro respectively.

At Ispat Inland, selling prices increased by 16% as a result of higher realizations from contract sales and better spot prices.

At Ispat Mexicana, shipments increased by 72 % due to recovery of the Global market for slabs and the fact that first quarter 2002 shipments were adversely impacted by a strike in January 2002. The 28% increase in selling price was primarily due to improved market conditions.

At Ispat Sidbec, the 10% increase in selling prices in Canadian Dollars and 5% increase in shipments were primarily due to improved market conditions. Also, the 5% appreciation of Canadian Dollar contributed to the increase in Net Sales during the quarter.

At Caribbean Ispat, steel shipments in the first quarter of 2003 were higher by 46%. Market for Billets was strong and we exported 23,000 tons in addition to selling in the home market. The company exported its products to certain new markets, mainly North & West Africa and European Union and improved overall shipment despite weakness in the North American market. In addition, 2002 shipments were adversely impacted by the problems of stabilization of the new caster. Increased selling prices were primarily due to improved geographical mix for its sales.

DRI shipments at Caribbean Ispat were lower due to higher captive consumption and non availability of ships during January this year due to a strike in Venezuela. This impact was offset in part by higher selling prices primarily due to better metallic market.

At Ispat Europe, there was 6% increase in shipments and a marginal increase in selling prices in Euro. Further, the appreciation of Euro against the US Dollar by 22% contributed to the increase in Net Sales by 30%.

Cost:
The Company continued to be negatively impacted by increases in the prices of key inputs such as metallics, energy and freight as well as purchased Slabs at Ispat Inland.

Wages were higher at most subsidiaries as per the collective agreements; however, the cost increase was largely mitigated by reduction of number of employees.


------------------------------
2 Net Sales numbers are standalone numbers for certain operating subsidiaries and include inter-company shipments.

At Ispat Inland, costs increased due to higher costs for natural gas, scrap, and a higher volume of purchased steel in preparation of the reline of #7 Blast Furnace planned for later this year. Also, lower production of steel negatively impacted the cost.

At Ispat Mexicana, costs increased due to higher energy prices (mainly electricity and unhedged portion of natural gas) and higher transportation costs offset in part by increase in production.

At Ispat Sidbec, costs increased primarily due to a significant increase in the cost of metallic inputs offset in part by improved production.

At Caribbean Ispat, cost of steel decreased primarily due to improved production and higher efficiencies.

At Ispat Europe, costs continued to be negatively impacted by increases in the prices of key inputs such as metallics and electricity. In addition, performance of Ispat Unimetal was negatively impacted by production disruptions and start up issues relating to the new Kocks Block. In the long run, this investment is expected to enhance productivity, expand product range and reduce cost.

Selling, General and Administration (SG&A) expenses increased by 23% due to:
     a)   Significant increase in shipments at Ispat Mexicana,
     b) Impact of euro exchange rate which caused SG&A of Ispat Europe to increase in US Dollar terms, although it remained flat in Euro terms.
Overall, the percentage of SG&A expenses to sales remained unchanged.

Gross Profit(3) and Operating Income:
The Company's financial performance improved in both Gross Profit (Sales less Cost of Sales, exclusive of depreciation) and Operating Income as a result of improvements in sales volume and prices as well as benefits of our continuous cost reduction efforts, offset in part by increases in raw material, energy and transportation costs as discussed above. Gross Profit increased by 137% from $68 million in the first quarter of 2002 to $161 million. There was an operating income of $75 million as compared with operating loss of $9 million.

The Gross Profit Margin (Gross Profit as a % of Net Sales) improved from 6.6% to 12.7%, mainly due to improvements at the North American subsidiaries. The Operating Margin (Operating Profit as a % of Net Sales) was positive at 5.9% as compared with negative of 0.9% in 2002. The comparative numbers of Gross Profit Margin at the Company's operating subsidiaries were as follows:
-----------------------------------------------------------------
Subsidiary                                Gross Profit Margin
                                                  (%)
                                       Q1 2003           Q1 2002
                                       -------           -------
Ispat Inland                            14.1               4.3
Ispat Mexicana                          13.0               4.1
Ispat Sidbec                            11.0               8.4
Caribbean Ispat                         19.9               8.6
Ispat Europe Group                      10.0               10.3
-----------------------------------------------------------------

-----------------------------
3 Management believes that gross profit provides useful management information as it is a measure of profit margins over cost of sales.

Comparative numbers of Operating Profit and Operating Margin at the Company's operating subsidiaries were as follows:
--------------------------------------------------------------------------------
Subsidiary                  Operating Profit               Operating Margin
                                $ Million                         (%)
                         2003               2002        2003              2002
                         ----               ----        ----              ----
Ispat Inland              44                (9)         8.3               (1.7)
Ispat Mexicana            16                (4)         8.1               (4.5)
Ispat Sidbec               6                 2          4.7                1.6
Caribbean Ispat           12                 -          13.2               0.1
Ispat Europe Group        11                 8          3.3                3.1
--------------------------------------------------------------------------------

Other income (expense)
During the first quarter of 2003, the Company purchased $22 million ($21 million in first quarter of 2002) own bonds at discounts from face value. As a result of these purchases, the Company recognized a gain of $13 million ($14 million in first quarter of 2002) in other income. In accordance with adoption of, Statement of Financial Accounting Standard 145: Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145") by the Company as of January 1, 2003, gain or loss on extinguishments of debt that was previously classified as an extraordinary item in prior periods was reclassified and included within "other (income) expense, net" on the Company's income statement.

Effect of change in accounting principle:
The Company adopted the provisions of Statement of Financial Accounting Standards 143: Accounting for asset retirement obligations ("SFAS 143") for the quarter ended March 31, 2003. Based on analysis the Company has performed, it has been determined that the only asset for which an asset retirement obligation must be recorded is the Company's Minorca Mine. The impact of adopting SFAS 143 on January 1, 2003 is an increase in assets and liabilities of $4 million and $6 million, respectively. A post-tax charge of $2 million is reflected on the Consolidated Statement of Income as a Cumulative Effect of change in Accounting Principle.

Financing Costs:
Net Interest expense (Interest expenses less interest income) was $41 million compared to $46 million in the first quarter of 2002. The decrease in interest expense was primarily due to the savings in interest cost on floating rate debt due to a fall in LIBOR, and reduction of debt.

Income Tax:
The Company recorded a current tax expense of $4 million (expense of $2 million in the first quarter of 2002) and deferred tax expense of $3 million in 2003 (benefit of $9 million in 2002).

Net Income:
There was a net income of $51 million in the first quarter of 2003 compared to a net loss of $39 million in the first quarter of 2002 due to the reasons discussed above.

Financial Condition

During the first quarter working capital increased by $50 million, primarily due to higher inventories, higher prepaid expenses & other assets and reduction of payables offset in part by lower receivables.

Capital expenditure during the first quarter of 2003 was $19 million compared to $14 million in 2002. Capital expenditure includes $7 million on account of Blast Furnace #7 reline at Ispat Inland.

As at March 31, 2003 the Company's cash and cash equivalents were $71 million ($77 million at December 31, 2002). In addition, the Company's operating subsidiaries had available borrowing capacity under their various credit lines, including receivable factoring and securitization facilities, of $285 million ($308 million at December 31, 2002). The following table gives the details of working capital credit facilities at various units:

----------------------------------------------------------------------------------------------------
Subsidiary                        Limit                  Utilization              Availability(4)

($ Millions)             Mar-2003      Dec-2002     Mar-2003     Dec-2002     Mar-2003     Dec-2002
                         --------      --------     --------     --------     --------     --------
Ispat Inland                292          294           220          234          72           60

Ispat Sidbec                115          111           48           13           67           98

Caribbean Ispat             56            57           55           57            1            -

Ispat Europe                67            66           46           41           21           25
----------------------------------------------------------------------------------------------------

In addition to the credit facilities listed above, certain of the Company's European subsidiaries were parties to Receivable factoring facilities as per the following details:

----------------------------------------------------------------------------------------------------
Subsidiary                         Limit                   Utilization             Availability(4)

($ Millions)             Mar-2003       Dec-2002      Mar-2003     Dec-2002    Mar-2003     Dec-2002
                         --------       --------      --------     --------    --------     --------

Ispat Europe -              229           257            115         132          114         125
Receivables factoring
----------------------------------------------------------------------------------------------------



------------------------------
4 Corresponding exercisable limits are lower, which are based on the level of inventory/receivable.

The Company's total external debt - both long and short term, was $2,247 million. The corresponding amount as at 31st December, 2002 was $2,284 million. The following table gives details of borrowings at out main subsidiaries:

---------------------------------------------------------------------------------------------------
Subsidiary             Long Term Debt     Payable to Bank     Current portion        Total Debt
                            (LTD)                                 of LTD
($ Millions)          Mar-2003 Dec-2002  Mar-2003  Dec-2002  Mar-2003  Dec-2002  Mar-2003  Dec-2002
                      -------- --------  --------  --------  --------  --------  --------  --------

Ispat Inland           1,069    1,086       7         9         8         7       1,084     1,102

Ispat Mexicana          422      428        -         -         21        15       443       443

Ispat Sidbec            236      236        12        13        69        54       317       303

Caribbean Ispat         105      106        55        57        29        29       189       192

Ispat Europe            134      131        46        41        5         4        185       176

---------------------------------------------------------------------------------------------------


During the quarter the company purchased 538,000 at $3.25 per share of its own shares from the market under the earlier announced share buy back program.

Outlook for the second quarter of 2003

There is a downward shift in the steel markets and this will have its impact in the second quarter, particularly at the Company's U.S. and Canadian subsidiaries. Both Ispat Inland and Ispat Sidbec will see lower sales price realizations. Selling prices of Ispat Mexicana's slabs are expected to be higher, mainly because of earlier order booking. Caribbean Ispat should benefit from product mix and geographical diversification of its customer base. Volumes at our European subsidiaries are expected to remain largely unchanged from this quarter; and selling prices are expected to improve to offset cost increases.

The Company expects increases in costs of most of its key production inputs. The price of purchased iron ore is going up. Natural gas and transportation costs remain high and volatile.

Ispat Inland's Blast Furnace # 7 will be brought down for a complete reline in the beginning of the third quarter 2003. There are significant uncertainties associated with the operation of a Blast Furnace that is near the end of its life. Productivity and costs will be adversely impacted. Ispat Inland has made arrangements to source slabs externally at costs higher than its own production cost in order to maintain customer service during the reline period.

Capital expenditure is expected to be approximately $40 million, of which approximately $17 million is expected to be on account of Blast Furnace #7 reline at Ispat Inland.

                                  EXHIBIT INDEX

Exhibit 99.1 - Ispat International N.V. Reports First Quarter 2003 Results

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

        Date:   April 29, 2003

                                              ISPAT INTERNATIONAL N.V.


                                              By /s/   Bhikam C. Agarwal
                                                 -----------------------------
                                                 Bhikam C. Agarwal
                                                 Chief Financial Officer